SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom, SGPS, S.A.
Public Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisboa
Share Capital: 395,099,775 Euros
Registered in the Commercial Registry Office of Lisbon
and Corporation no. 503 215 058

Clarifications on PT’s General Meeting of Shareholders and the offer launched by Sonaecom

Lisbon, 15 February 2007 – Portugal Telecom (“PT”) clarifies the following aspects concerning the General Meeting of Shareholders to be held on 2 March 2007 and the offer launched by Sonaecom:

(i)
At the General Meeting of Shareholders, the shareholders will vote, as provided for on the call and the proposal presented by the Board of Directors, on the amendment to PT’s bylaws exclusively for purposes of the offer launched by Sonaecom, subject to the terms and conditions of the offer at the time.

(ii)
In order to approve the amendment to PT’s bylaws, shareholders holding shares corresponding to one third of the share capital must be present or represented at the General Meeting, and the resolution must be approved by a majority of at least two thirds of the votes cast.

(iii)
The amendment to PT’s bylaws is a condition for completion of the offer launched by Sonaecom. If such amendment is not approved by a majority of at least two thirds of the votes cast at the General Meeting, the offer launched by Sonaecom will lapse, as the condition such offer was subject to did not occur.

(iv)
For avoidance of doubt, it should be clarified that should PT shareholders approve the amendment to the bylaws but Sonaecom does not achieve an acceptance level of the tender offer over 50% of the share capital, the offer will lapse and the General Meeting’s resolution will consequently be void. Hence, the original bylaws will remain unchanged and the 10% voting limitation will be kept.

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(v)
Please note that, under the terms set forth by article 184 of the Portuguese Securities Code, and except in case of an unforeseen and substantial change of circumstances as provided for in article 128 of such Code, the last day for a revision of the consideration by Sonaecom will be 27 February, i.e., 10 days before the end of the offer’s period (9 March).

The contents of this press release have been previously disclosed to the Portuguese Securities Commission.

This information is also available on PT’s IR website http://ir.telecom.pt

Contact:	Nuno Prego, Investor Relations Officer
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.